CML Microsystems Plc

Oval Park - Hatfield Road -
Langford - MALDON -
Essex - CM9 6WG - England
Tel: +44 (0)1621 875500
Fax: +44 (0)1621 875606
e-mail: group@cmlmicroplc.com
web: www.cmlmicroplc.com

Mr Michael Coco
Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
USA

02060508

SUPPL

02 DEC 11 AM 9:49

BEST AVAILABLE COPY

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

27th September 2002

Dear Mr Coco,

CML Microsystems Plc – file No. 82-3176

Please find enclosed our half year ending 30th September 2002 Interim Statement.

Yours sincerely
CML Microsystems Plc

Nigel Clark
Group Financial Director and Company Secretary

dw 12/18

Enc.

CML Microsystems Plc



CML Microsystems Plc

2002

Interim Statement for the half year ended 30th September 2002

Chairman's STATEMENT

The results for the six months ending 30th September are broadly in line with market expectations, but disappointing compared with our earlier internal forecast for the Group's principal trading markets. As indicated in my AGM statement on 31st July, despite first quarter sales in line with operating expectations weakness was still very evident in a number of geographic market territories important to the Group, such as Europe and Korea. These problems grew deeper through the second quarter.

Group turnover for the first half of the period under review is down 30% at £6.88m (2001: £9.79m), which has resulted in a £293k loss at the trading level (2001: profit £2.01m). Other operating income was significantly up, due to a partial repayment of a debt previously provided against, which led to the Group recording an operating profit of £71k (2001: £2.10m). Interest earnings were almost halved to £151k (2001: £271k), reflecting a general decline in earned interest rates and slightly lower cash reserves. Net cash reserves are £9.85m (2001: £10.96m). Overall net assets per share stood at 138p (2001: 153p).

The resulting pre-tax profit of £222k (2001: £2.37m) is expected to be subject to an R&D tax credit, which will result in an overall earnings tax credit as opposed to a charge. This helps the reported figure for earnings per share to be slightly ahead of market expectations at 1.91p per ordinary share (2001: 11.46p).

Although the Group has posted a small improvement in half-year results when compared with those for the preceding six months, the outlook is not encouraging for the second half of this current year. Sales into Europe and Korea have fallen well short of management expectations during the opening half. The pronounced weakness in these markets appears set to continue in the short term.

On a more positive note, sales into the markets served by the Group's US and Singaporean operations continue to demonstrate greater resilience, although no significant evidence of a clear upward trend is yet apparent. China is one market region that is performing well in the present circumstances, and the PRC is expected to be a growingly significant market for the Group in the future. During this current month, the Group's Singapore operation completed the commissioning and staffing of a sales operation in Shanghai.

The Group has not allowed conditions in its present marketplace to deflect from its plans for future growth, and activities connected with the development of products and expanding the Group's market areas have continued at all times. Steps are being taken during the second half to enhance the Group's ability to more rapidly and effectively secure benefit through expanding its product markets.

I regret being unable to offer the prospect of an improved performance in the second half. The current climate for sales, coupled with a frustrating lack of forward visibility, does not permit me that pleasure. My expectation is that overall Group trading will get somewhat worse before it begins to improve, and it will be challenging for CML to avoid reporting a loss for the full year ending 31st March 2003.

That said, your directors are confident that your Company is well positioned and well capable of emerging in good shape from this protracted market depression.

G.W.Gurry
Chairman

19th November 2002

Group PROFIT AND LOSS ACCOUNT

	Unaudited 6 Months End 30/09/02 £'000	*Unaudited 6 Months End 30/09/01 £'000*	Audited 12 Months End 31/03/02 £'000
Turnover	**6,885**	*9,794*	16,247
Cost of sales	**(2,362)**	*(2,513)*	(4,686)
Gross Profit	**4,523**	*7,281*	11,561
Distribution costs and administration expenses	**(4,816)**	*(5,274)*	(10,184)
	(293)	*2,007*	1,377
Other operating income	**364**	*92*	211
Operating Profit	**71**	*2,099*	1,588
Interest Receivable	**151**	*271*	513
Profit on Ordinary Activities Before Taxation	**222**	*2,370*	2,101
Taxation	**60**	*(682)*	(283)
Profit on Ordinary Activities After Taxation	**282**	*1,688*	1,818
Minority Interest	**(4)**	*(13)*	11
Profit Attributable to Shareholders	**278**	*1,675*	1,829
Basic Earnings Per Share	**1.91p**	*11.46p*	12.51p

Statement of Total Recognised Gains and Losses

Profit for the financial period	**278**	*1,675*	1,829
Currency translation differences on foreign currency net investments	**(717)**	*(246)*	(31)
	(439)	*1,429*	1,798
Prior year adjustment	**-**	-	(516)
Total gains and losses recognised since last Report and Accounts	**(439)**	*1,429*	1,282

2

Group BALANCE SHEET

	Unaudited 6 Months End 30/09/02 £'000	*Unaudited 6 Months End 30/09/01 £'000*	Audited 12 Months End 31/03/02 £'000
Fixed Assets			
Tangible assets	**9,063**	*9,492*	9,280
Current Assets			
Stocks	**1,487**	*1,749*	1,632
Debtors	**2,489**	*3,287*	2,080
Investments	**8,742**	*7,078*	9,207
Cash at Bank & in Hand	**1,117**	*3,885*	2,566
	13,835	*15,999*	15,485
Creditors: Amounts falling due within one year	**(2,133)**	*(3,115)*	(3,577)
Net Current Assets	**11,702**	*12,884*	11,908
Total Assets less current liabilities	**20,765**	*22,376*	21,188
Provision for liabilities and charges	**(539)**	-	(532)
Net Assets	**20,226**	*22,376*	20,656
Capital & Reserves			
Called up Share Capital	**731**	*731*	731
Share Premium Account	**3,241**	*3,237*	3,237
Capital Redemption Reserve	**255**	*255*	255
Profit & Loss Account	**15,995**	*18,129*	16,433
Shareholders' Funds	**20,222**	*22,352*	20,656
Minority Interests	**4**	*24*	-
	20,226	*22,376*	20,656

Group CASH FLOW STATEMENT

	Unaudited 6 Months End 30/09/02 £'000	*Unaudited 6 Months End 30/09/01 £'000*	Audited 12 Months End 31/03/02 £'000
Net cash inflow from operating activities	**179**	*1,881*	2,932
Returns on investments and servicing of finance	**151**	*271*	513
Taxation	**(54)**	*(345)*	(863)
Capital expenditure and financial investment	**(104)**	*(2)*	(163)
Equity dividends paid	**(1,534)**	*(1,534)*	(1,534)
Net cash (out)/in flow before financing	**(1,362)**	*271*	885
Financing	**4**	*12*	12
(Decrease)/Increase in cash	**(1,358)**	*283*	897
Funds at start of period	**11,773**	*10,906*	10,906
Translation difference	**(556)**	*(226)*	(30)
(Decrease)/Increase in cash	**(1,358)**	*283*	897
Funds at close of period	**9,859**	*10,963*	11,773
Analysis of funds			
Cash at Bank and in hand	**1,117**	*3,885*	2,566
Current asset investments	**8,742**	*7,078*	9,207
Total funds at close of period	**9,859**	*10,963*	11,773

NOTES

Comparative Results

The actual results for the year to 31st March 2002 as shown in this statement, are an abridged version of the company's 2002 accounts which have been filed with the Registrar of Companies. The report of the auditors on the 2002 accounts was unqualified. Results for the six months ending on the 30th September 2001 are the unaudited figures published in the Interim Statement dated 20th November 2001.

Taxation

The Directors consider that tax will be payable at varying rates according to the country of incorporation of a subsidary and have provided on that basis.

Earnings Per Share

The calculation of earnings per share is based on the profit attributable to shareholders for the period, and on a weighted average number of 14,619,304 shares. (2001 - 14,612,029 shares).

The calculation of earnings per share for the year ended 31st March 2002 was based on a weighted average number of 14,615,029 shares.

CML Microcircuits (UK) Ltd
COMMUNICATION SEMICONDUCTORS

CML Microcircuits (UK) Ltd
Oval Park - Langford - Maldon
Essex - CM9 6WG - England
Tel: [44] (0)1621 875500 - Fax: [44] (0)1621 875606
e-mail: uk.sales@cmlmicro.com
www.cmlmicro.com

CML Microcircuits (Singapore) Pte Ltd
COMMUNICATION SEMICONDUCTORS

CML Microcircuits (Singapore) Pte Ltd
No. 2 Kallang Pudding Road
#09-05/06 Mactech Industrial Building - Singapore 349307
Tel: [65] 67450426 - Fax: [65] 67452917
e-mail: sg.sales@cmlmicro.com
www.cmlmicro.com

CML Microcircuits (USA) Inc.
COMMUNICATION SEMICONDUCTORS

CML Microcircuits (USA) Inc.
4800 Bethania Station Road - Winston-Salem
NC 27105 - USA
Tel: [1] 336 744 5050 - Fax: [1] 336 744 5054
e-mail: us.sales@cmlmicro.com
www.cmlmicro.com

Integrated Micro Systems Limited
ASIC SOLUTIONS from CONCEPT to DEVICES

Integrated Micro Systems Limited
48 Riverside - Medway City Estate
Rochester - Kent ME2 4DP - England
Tel: [44] (0)1634 714285 - Fax: [44] (0)1634 715298
e-mail: ims.sales@cmlmicro.com
www.ims.co.uk

RDT

Radio Data Technology Limited
10 and 11 Taber Place - Crittall Road - Witham
Essex - CM8 3YP - England
Tel: [44] (0)1376 501255 - Fax: [44] (0)1376 501312
e-mail: sales@radiodata.co.uk
www.radiodata.co.uk

CML Microsystems Plc
Oval Park - Langford - MALDON - Essex - CM9 6WG - England
Tel: +44 (0)1621 875500 - Fax: +44 (0)1621 875606
e-mail: group@cmlmicroplc.com - http://www.cmlmicroplc.com